Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 March 30, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1287
         Zebra Capital Low Volume Leaders Strategy Portfolio, Series 1
                       File Nos. 333-201726 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to your comment letter dated February 26, 2015 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1287, filed on January 27, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Zebra Capital Low Volume Leaders Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Since the name of the Trust includes the term "liquidity," suggesting that the Trust is a money market fund, please delete the term "liquidity" from the name of the Trust. See Rule 2a-7(b) under the Investment Company Act of 1940.

     Response: The name of the portfolio has been revised to Zebra Capital Low Volume Leaders Strategy Portfolio, Series 1 in response to this comment and the 80% test has been removed.

Investment Summary -- Security Selection

     2. Since the initial universe described in this section is the Russell 1000, which includes the common stocks of foreign companies, and since the Principal Investment Strategy section states that the Trust will invest at least 80% of its assets in the common stocks of U.S. companies, please revise the security selection methodology to ensure that the Trust will invest at least 80% of its assets in the common stocks of U.S. companies. Also, please describe the market capitalization of the potential constituents of the Trust's portfolio and, if appropriate, provide corresponding risk disclosures for small-capitalization and/or mid-capitalization companies in the discussion of the Trust's principal risks. In addition, the discussion of the security selection criteria in parts 2(a), 2(b), and 3 of this section is confusing. Please revise this disclosure in plain English, and provide corresponding examples. See Rule 421 under the Securities Act of 1933 (the "Securities Act"). We may have further comments after reviewing your revisions.

     Response: The disclosures have been revised in response to this comment. With regard to the selection of U.S. companies, the 80% test has been removed, as indicated in the response to comment no. 1.

Investment Summary -- Hypothetical Performance Information

     3. Since the security selection methodology currently does not appear to prevent the common stocks of foreign companies from being included in the final portfolio, please confirm to us that the hypothetical performance data provided in this section was produced by portfolios that were in compliance with the Trust's policy of investing at least 80% of the value of its assets in the common stocks of U.S. companies.

     Response: As noted in the response to comment no. 1, the 80% has been removed. The hypothetical performance data provided is in compliance with the Trust s selection strategy.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren